

Fringe Golf, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to December 31, 2025 and January 1, 2026 - April 30, 2026

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Fringe Golf, Inc. Management

We have reviewed the accompanying financial statements of Fringe Golf, Inc. (the Company) which comprise the balance sheets from inception through December 31, 2025 and January 1, 2026 through April 30, 2026, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 23, 2026

FRINGE GOLF, INC.
BALANCE SHEET

		As of April 30, 2026	As of December 31, 2025
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	33,667	518
Inventory		9,938	1,831
Deferred Cost of Revenue		6,051	-
Total Current Assets		49,656	2,349
TOTAL ASSETS	$	49,656	2,349
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	7,672	-
Credit Cards Payable		2,790	2,929
Deferred Revenue		37,883	-
Total Current Liabilities	$	48,345	2,929
TOTAL LIABILITIES		48,345	2,929
EQUITY			
SAFEs	$	12,500	-
Additional Paid-in Capital		15,117	12,188
Additional Paid-in Capital: Stock Options		15	-
Accumulated Deficit		(26,322)	(12,768)
TOTAL EQUITY	$	1,311	(580)
TOTAL LIABILITIES AND EQUITY	$	49,656	2,349

See Accompanying Notes to these Unaudited Financial Statements

FRINGE GOLF, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		For the period January 1 through April 30, 2026	For the period inception through December 31, 2025
Revenues			
Revenue	$	2,656	3,760
COGS		(2,983)	(2,442)
Gross Profit	$	(327)	1,318
Operating Expenses			
Advertising and Marketing	$	6,523	10,399
General and Administrative		6,704	798
Professional Fees		-	2,888
Total Operating Expenses		13,227	14,086
Total Loss from Operations	$	(13,554)	(12,768)
Net Income (Loss)	$	(13,554)	(12,768)

See Accompanying Notes to these Unaudited Financial Statements

FRINGE GOLF, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | | APIC: Stock | Accumulated | Total Shareholders' |
	# of Shares	$ Amount	SAFE Notes	APIC	Options	Deficit	Equity
Beginning balance at 10/14/25	-	-	-	-	-	-	-
Issue of restricted common shares	8,050,000	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	12,188	-	-	12,188
Net income (loss)	-	-	-	-	-	(12,768)	(12,768)
Ending balance at 12/31/25	8,050,000	-	-	12,188	-	(12,768)	(580)
Issue of restricted common shares	1,565,000	-	-	-	-	-	-
SAFE Notes Issued	-	-	12,500	-	-	-	12,500
Additional Paid-in Capital	-	-	-	2,929	-	-	2,929
Stock-based Compensation	-	-	-	-	15	-	15
Net income (loss)	-	-	-	-	-	(13,554)	(13,554)
Ending balance at 04/30/26	9,615,000	-	12,500	15,117	15	(26,322)	1,311

See Accompanying Notes to these Unaudited Financial Statements

FRINGE GOLF, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		For the period January 1 through April 30, 2026	For the period inception through December 31, 2025
OPERATING ACTIVITIES			
Net Income (Loss)	$	(13,554)	(12,768)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Stock-based Compensation		15	-
Inventory		(8,107)	(1,831)
Deferred Cost of Revenue		(6,051)	-
Accounts Payable		7,672	-
Credit Cards Payable		(139)	2,929
Deferred Revenue		37,883	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		31,273	1,098
Net Cash provided by (used in) Operating Activities	$	17,719	(11,670)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
SAFEs		12,500	-
Additional Paid-in Capital		2,929	12,188
Net Cash provided by Financing Activities	$	15,429	12,188
Cash at the beginning of period		518	-
Net Cash increase for period	$	33,149	518
Cash at end of period	$	33,667	518

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

Supplemental Disclosure of Non-cash Investing and Financing Activities:

9,615,000 restricted shares were issued subject to a 24-month service-based repurchase right; under ASC 718, their grant-date fair value is recognized as stock-based compensation expense on a straight-line basis over the vesting period, with offsets to APIC.

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Fringe Golf, Inc. ("the Company") was formed in Delaware on October 14th, 2025. The Company generates revenue through the sale of golf apparel and through sponsorship of golf tournaments. The Company is headquartered in Boston, Massachusetts. The Company's customers are located in the United States. The Company plans to conduct a crowdfunding campaign under Regulation Crowdfunding in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company commenced principal operations in October 2025 and has incurred losses since inception, continuing to generate losses through December 31, 2025, and April 30, 2026. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

Fringe Golf, Inc.
Notes to the Unaudited Financial Statements
Inception - December 31, 2025 and January 1,
2026 through April 30th, 2026
_____

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The Company's significant fair value estimates primarily relate to stock-based compensation.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $33,667 and $518 in cash and cash equivalents as of April 30, 2026, and December 31, 2025, respectively.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the weighted-average method. Inventory at April 30, 2026, and December 31, 2025, consisted of finished goods of $9,938 and $1,831, respectively.

Deferred Cost of Revenue

Deferred cost of revenue consists primarily of tournament-related expenses, including deposits to rent the golf course, player appearance fees, and vendor costs incurred in advance of the related event, which are deferred and recognized as cost of revenue in the period the tournament occurs. The Company had deferred $6,051 and $0 as of April 30, 2026, and December 31, 2025, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues primarily from online sales of golf apparel to customers, with payments collected in full at the time of purchase through Shopify Payments. The Company's single performance obligation is to transfer control of the products to customers, and revenue is recognized at the point in time when goods are shipped, which typically occurs within 1 to 10 days after order date depending on whether items are fulfilled from local inventory or via print-on-demand vendors. Amounts collected from customers before shipment are recorded as contract liabilities (deferred revenue) and recognized as revenue when the related orders are fulfilled. The Company deferred no revenue for the periods ended April 30, 2026, and December 31, 2025.

The Company generates revenues from golf tournaments, including player registration fees and sponsorships, with payments received through the Company's website, checks, and, for certain sponsors, on invoiced terms. The

Fringe Golf, Inc.
Notes to the Unaudited Financial Statements
Inception - December 31, 2025 and January 1,
2026 through April 30th, 2026

_____

Company's performance obligations are to host and deliver the golf tournament for players and to provide agreed sponsor benefits (such as signage, branding, and recognition), and revenue is recognized at the point in time when the related tournament is held. Cash receipts and registrations collected in advance of the event are recorded as contract liabilities (deferred revenue) and recognized as revenue when the tournament occurs. The Company had deferred revenue of $37,883 and $0 for the periods ended April 30, 2026, and December 31, 2025, respectively, for sales with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including utilities, postage, travel, and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, in accordance with ASC 718, Compensation – Stock Compensation. The grant-date fair value (or, for certain nonpublic equity-classified awards, intrinsic value) of share-based awards is recognized as compensation expense on a straight-line basis over the requisite service (vesting) period, with a corresponding credit to additional paid-in capital. For restricted stock awards, grant-date fair value is generally based on the estimated fair value of the Company's common stock on the date of grant, reduced by any purchase price paid by the recipient.

The Company's common stock is not publicly traded, and therefore there is no active market for its shares. Management estimates the fair value of the Company's common stock for purposes of measuring share-based compensation by considering observable transactions in the Company's equity with third-party investors and other available information, together with significant management judgment. Total share-based compensation expense recognized in the accompanying financial statements for the periods presented was $15, which management considers immaterial.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, October 14, 2025	-	-
Granted	8,050,000	0.00001
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2025	8,050,000	0.00001
Granted	1,565,000	0.00001
Vested	(1,535,000)	0.00001
Forfeited	-	-
Nonvested shares, April 30, 2026	8,080,000	0.00001

_____

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of April 30, 2026, and December 31, 2025, significant components of the Company's deferred tax assets and liabilities were as follows:

	2026	2025
Net Operating Loss Carryforwards	(7,630)	(3,704)
Gross Deferred Tax Asset	**(7,630)**	**(3,704)**
Less: Valuation Allowance	7,630	3,704
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of April 30, 2026, and December 31, 2025, the Company had federal and state net operating loss carryforwards of approximately $26,309 and $12,771, respectively. The NOLs for 2026 are based on management's estimates and are subject to change upon finalization of the related income tax returns. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2046. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2026 and 2025, the Company paid no income taxes to federal or state jurisdictions.

Component	2026	2025
Current Tax Expense	-	-
Deferred Tax Expense (Benefit)	-	-
Valuation Allowance	-	-
Income Tax Expense (Benefit)	-	-

Income Taxes Paid

	2026	2025
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Fringe Golf, Inc.
Notes to the Unaudited Financial Statements
Inception - December 31, 2025 and January 1,
2026 through April 30th, 2026

_____

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2026		2025	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(2,843)	21%	(2,681)	21%
State taxes, net of federal benefit	(1,083)	8%	(1,021)	8%
Permanent Differences	-	0%	-	0%
Change in Valuation Allowance	3,926	-29%	3,703	-29%
Other	-	0%	-	0%
Total Income Tax Expense (Benefit)	-	**0%**	-	**0%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of April 30, 2026, and December 31, 2025. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of April 30, 2026.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2025, the Company entered into certain transactions with related parties, including its co-founders, officers, and advisors. These transactions primarily consisted of (i) the contribution of inventory, a web domain, and an e-commerce account by a co-founder at incorporation and (ii) the payment of Company operating expenses and advances on the Company's behalf by co-founders. Management believes that the terms of these transactions were not materially different from those that would have been obtained in arm's-length transactions.
No amounts were due to or from these related parties as of December 31, 2025.

Fringe Golf, Inc.
Notes to the Unaudited Financial Statements
Inception - December 31, 2025 and January 1,
2026 through April 30th, 2026

_____

Name	Relationship	Description of related party transaction
Jeffrey Resten	Co-founder, officer, and 40% shareholder	Contributed product inventory, web domain, and e-commerce account at incorporation; personally paid certain expenses.
Wesley Bevins	Co-founder, officer, and 40% shareholder	Personally paid certain Company operating expenses and advanced funds on the Company's behalf.
Sarah Hoit	Advisor and 7.5% shareholder	Holds a 7.5% equity interest in the Company, granted in connection with her advisory role.
Jack Harvey	Advisor and 7.5% shareholder	Holds a 7.5% equity interest in the Company, granted in connection with her advisory role.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of April 30, 2026, and December 31, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. As of April 30, 2026 and December 31, 2025, 9,615,000 and 8,050,000 shares, respectively, were issued and outstanding under the 2025 Equity Incentive Plan.

These shares were issued pursuant to restricted stock purchase agreements with certain founders and employees at a purchase price of 0.00001 per share. The shares vest over 24 months at a rate of 1/24th per month from the respective vesting commencement dates, subject to continued service, and are subject to the Company's right to repurchase unvested shares upon termination of service at the lower of cost or fair value. Unvested shares fully vest upon a change in control as defined in the agreements.

The restricted shares are "restricted securities" issued in reliance on exemptions from registration under the Securities Act and are subject to transfer restrictions, including a Company right of first refusal on proposed transfers and customary market stand-off provisions in connection with any underwritten public offering.

The restricted stockholders have full voting and dividend rights on all granted shares from the date of purchase, even while unvested, until and unless the Company repurchases them.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 23, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.